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                                                                      EXHIBIT 99

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

General

      The discussion and analysis below relates to (i) the historical consolidated financial statements and results of operations of SCIS and its subsidiaries for the periods presented below and (ii) the liquidity and capital resources of SCIS. The following discussion should be read in conjunction with the Financial Statements and notes thereto included elsewhere in this Annual Report on Form 10-K.

      On September 29, 1995, the Company, OFSI, Caterair and its parent, Caterair Holdings, consummated the Combination pursuant to which SCIS and its subsidiaries acquired, licensed, leased and subleased substantially all of the worldwide business and assets of Caterair. SCIS and CII, a wholly-owned operating subsidiary of SCIS, were formed in connection with the Combination. Sky Chefs (including its subsidiaries) was the only direct subsidiary of SCIS which conducted substantial operations prior to September 29, 1995. Thus, unless otherwise indicated, the discussion of results of operations below relates to the operations of Sky Chefs for periods prior to September 29, 1995 and operations of SCIS and its subsidiaries thereafter. The acquisition of substantially all of the foreign operations of Caterair, Caterair's tradename and domestic working capital and the assumption of certain Caterair liabilities in the Combination was accounted for using the purchase method of accounting. Accordingly, the historical consolidated financial statements for financial reporting periods after September 29, 1995 include the acquired assets and liabilities and airline catering operations of the business formerly conducted by Caterair. The Combination resulted in a material change in the financial position of SCIS. See "Certain Relationships and Related Transactions -- The Combination."

      In connection with the Combination, pursuant to several leases (the "Domestic Leases"), Sky Chefs and CII leased and subleased from Caterair substantially all of its domestic tangible assets for a six-year term (expiring in 2001). In the event that Caterair's lease of such assets was for less than six years, the applicable Domestic Lease is for such shorter period. Sky Chefs and CII have options to purchase all or a portion of the assets of Caterair covered by the Domestic Leases for amounts determined under formulas in the Domestic Leases that were intended to result in exercise prices equal to the estimated fair market value of such assets at the time or times of exercise of any such options. The options are exercisable until the date which is 30 days after termination of the applicable Domestic Lease. It is not certain that such purchase options will be exercised. See "Certain Relationships and Related Transactions -- The Combination."

      In addition, in connection with the Combination, pursuant to license agreements (the "License Agreements"), Sky Chefs and CII licensed Caterair's rights under certain customer contracts for a six-year term (expiring in 2001). Sky Chefs and CII each have options to purchase all or a portion of the customer contract rights covered by the License Agreements for amounts determined under formulas in the License Agreements that were intended to result in exercise


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prices equal to the estimated fair market value of such rights at the time or times of exercise of any such options. The options are exercisable until the date which is 90 days after termination of the applicable License Agreement. It is not certain that such purchase options will be exercised. See "Certain Relationships and Related Transactions -- The Combination."

      In addition, in connection with the Combination, pursuant to a non-compete agreement, Caterair agreed not to compete with Sky Chefs in the airline catering business for a six-year term (expiring in 2001) and Sky Chefs is obligated to pay Caterair $4.0 million per year.

      Over the past several years there has been a significant reduction in food service levels on domestic flights which has affected all domestic airline caterers, including the Company. Despite a decline in total airline food expenditures in the United States from 1992 to 1996, the Company has been able to increase its revenues and profitability due to (i) increases in volume attributable to passenger growth, (ii) new business awards, (iii) price increases related to inflation and (iv) the implementation of its operating improvement plan. In 1992, Sky Chefs implemented the Total Cycle Time(TM) program and other programs, as part of an extensive operating improvement plan, which reduced annual operating costs by approximately $47 million in 1994 as compared with 1992. The Total Cycle Time(TM) program is a methodology designed to raise efficiency levels. The program is based on measuring, monitoring, and improving the total cycle time (i.e., the time necessary to complete a business process) of various processes throughout an organization - the total elapsed time from when work commences on a project through completion; such as the time elapsed from taking the first steps to prepare a meal to delivery of the meal to an airplane. The total cycle time approach was designed to enable the Company to significantly increase the efficiency with which it utilizes labor and other resources and to allow increased flexibility to react to customer needs. Due in large part to its operating improvement plan, Sky Chefs increased EBITDA from $29 million in 1992 to $59 million in 1994 and improved EBITDA as a percentage of revenues from 6.1% to 12.6% over the same period. As part of the Combination which was consummated on September 29, 1995, management estimated that approximately $55 million of net cost savings on an annualized basis (from the combined business of Sky Chefs and the business formerly conducted by Caterair) were achievable by the end of the third year of combined operations of Sky Chefs and Caterair. Management believes that as of December 31, 1997 a significant portion of these net cost savings have been achieved. See "Selected Financial Data." These net cost savings have been achieved through, among other things, increasing labor productivity and reducing labor and employee costs at certain of the Caterair Kitchens; consolidating certain corporate level management and administrative functions of Sky Chefs and Caterair; reducing food waste, spoilage and shrinkage at certain of the Caterair Kitchens; eliminating redundant kitchens; and reducing other kitchen operating expenses at certain of the Caterair Kitchens. In order to achieve these net cost savings, the Company incurred approximately $57 million in non-recurring costs through December 31, 1997, principally relating to (i) severance payments and other employee costs,
(ii) external consulting services primarily associated with the implementation of labor savings programs and (iii) other items in connection with the integration of the business of Sky Chefs and Caterair. See "Selected Financial Data" and "Certain Relationships and Related Transactions -- The Combination."

      Integration costs were primarily incurred as a result of the Combination and the implementation of the Company's operating improvement plan at the Caterair Kitchens. The severance payments, which were a portion of these integration costs, included compensation paid to non-hourly management and administrative employees whose jobs were terminated due to efficiencies generated by the Company's operating improvement plan and to eliminate redundant positions resulting from the Combination. Integration costs also related to the movement of management personnel between Company locations. Further integration costs included expenses relating to external consultants who provided services in connection with the implementation of the Company's operating improvement plan and the evaluation, training, and replacement of management employees. As a result of the Combination, SCIS determined that certain of its idle facilities would not be utilized in the future and accelerated the recognition of rent expense relating to these facilities and wrote-down related property and equipment. These items were also included in integration costs. Due to the large number and geographic diversity of the Caterair Kitchens, the implementation of the Company's operating improvement plan at the Caterair Kitchens has been a lengthy process, conducted in various stages. Thus, integration costs have been incurred since September 29, 1995, the date on which the Combination was consummated. As a result of the implementation of the Company's operating improvement plan at the Caterair Kitchens, SCIS has increased its general and administrative staff at headquarters for training employees and increased expenditures for safety and other


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operating programs. The costs associated with these matters will be included in general and administrative expenses commencing with periods after December 31, 1997.

Results of Operations

1997 Compared with 1996

      Revenues. Revenues for 1997 increased $73.0 million or by 4.8% to $1,602.8 million from $1,529.8 million in 1996. This increase was primarily the result of $69.4 million in additional revenues generated during 1997 from new airline catering contracts and business, $13.6 million from additional non-airline catering business and $13.2 million attributable to price increases. In addition, revenues from two kitchens subleased/licensed from Caterair on May 31, 1996 increased revenue by $22.1 million in 1997 as compared to 1996 as only seven months of revenues from these kitchens was included in 1996. This increase in revenues was offset by a $45.3 million decline in revenues related to lost business and other factors, including a $27.2 million decrease in revenues relating to American's termination during 1997 of the Company's services at six Caterair Kitchens due to the Company's failure to comply with quality standards specified in Caterair's contract with American (which was licensed to Sky Chefs and CII). Based on current service levels, the Company estimates that the terminations by American at the six Caterair Kitchens will result in a reduction of revenues on an annualized basis of approximately $34.0 million. In September, 1997, Mr. Robert Crandall, the Chairman and Chief Executive Officer of AMR, the parent of American, was reported to have stated to financial analysts that in his opinion American's contracts with the Company "[produce] a cost disadvantage relative to other caterers" and that American will seek to eliminate its perceived cost disadvantage. The Company and American periodically discuss issues surrounding the terms of these contracts and such discussions have continued following Mr. Crandall's remarks. The loss of the business with American, or a large portion of such business, could have a material adverse effect on SCIS' financial condition, results of operations and cash flows. See "Business--Customers--Contracts."

     Cost of Operations. Cost of operations increased $68.1 million or by 4.9% to $1,444.2 million in 1997 from $1,376.1 million in 1996, primarily as a result of increased business activities and a $25.1 million one-time charge incurred in 1997 relating to bonuses expected to be paid during 1998 and 1999 to certain Company employees and officers. Cost of operations as a percentage of revenues increased to 90.1% in 1997 from 90.0% in 1996. Without the expense relating to the bonus program, cost of operations as a percentage of revenues would have decreased to 88.5% of revenue in 1997 from 90.0% in 1996, primarily as a result of a decrease in labor costs due to the Company's ongoing operating improvement plan.

      Depreciation and Amortization. Depreciation and amortization expenses increased $4.3 million or by 11.3% to $42.2 million for 1997 from $37.9 million in 1996. This increase is a result of additional capital expenditures of $33.6 million made during 1997.

      Selling, General and Administrative. Selling, general and administrative expenses increased $3.5 million or by 7.2% to $52.4 million for 1997 from $48.9 million in 1996. The Company incurred an additional $1.3 million of selling, general and administrative costs related to the inclusion of a full year of expenses in 1997 for two kitchens subleased/licensed from Caterair on May 31, 1996 compared to only seven months in 1996. In 1997, the Company also incurred $1.3 million of costs related to acquisitions and $0.8 million in consulting fees related to year 2000 information system conversion issues.

      Integration Expenses. Integration expenses decreased $12.4 million or by 40.8% to $18.0 million for 1997 from $30.4 million in 1996. The integration expenses were significantly higher for 1996 as SCIS focused on integrating Caterair's operations immediately following the Combination. See "-- General."

      Operating Income. Operating income increased $9.5 million or by 26.0% to $46.1 million for 1997 from $36.6 million in 1996, primarily as a result of the factors discussed above.

      Interest Income. Interest and dividend income decreased $1.4 million to $6.5 million for 1997 from $7.9 million in 1996.


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      Interest Expense. Interest expense increased $2.0 million to $52.4 million for 1997 from $50.4 million in 1996.

      Minority Interest. Minority interest expense increased $2.6 million to $5.6 million in 1997 from $3.0 million in 1996, primarily as a result of the recapitalization of a subsidiary and increased profits in the Company's Australian operations.

      Other Income (Expense). Other expenses for 1997 increased by $4.2 million to $5.9 million from $1.7 million in 1996. This increase is primarily due to a $3.8 million increase in foreign exchange losses.

      Earnings (Loss) Before Income Taxes. The Company's loss before income taxes increased by $0.7 million to $11.3 million for 1997 from $10.6 million in 1996 primarily as a result of the factors discussed above.

      Provision (Benefit) for Income Taxes. The provision for income taxes was $5.3 million for 1997 compared to $0.4 million in 1996. This fluctuation in income taxes was primarily a result of the increase in operating income and operating losses generated by certain foreign operations which the Company has been unable to utilize to offset income taxes relating to income generated by other operations. Management expects to incur operating losses in the foreseeable future at certain foreign locations for which it will not recognize tax benefits.

      Extraordinary Loss. The extraordinary loss of $20.7 million for 1997 was the result of the write off of $6.4 million of deferred financing fees (net of a $4.3 million tax benefit) relating to the retirement of the Old Notes and SCIS' term loan indebtedness under the Old Credit Agreement and the premium paid to retire the Old Notes of $14.3 million (net of a $9.5 million tax benefit).

      Net Income (Loss). SCIS' net loss increased $26.3 million to $37.3 million for 1997 from $11.0 million in 1996 primarily as a result of the factors discussed above.

1996 Compared with 1995

      Revenues. Revenues for 1996 increased $790.7 million or by 107.0% to $1,529.8 million from $739.1 million in 1995. The primary reason for this increase was the inclusion of revenues from the operations acquired, licensed, leased and subleased from Caterair for a full year in 1996 versus only three months in 1995. Also included in the 1996 revenue increase was $38.6 million derived from two kitchens which were subleased/licensed from Caterair on May 31, 1996. Revenues from three domestic kitchens acquired from a subsidiary of LSG in August and November 1995 (the "LSG Acquisition") increased $25.9 million in 1996 over 1995 primarily as a result of the inclusion of these operations for a full year in 1996 versus only a partial year in 1995.

      Cost of Operations. Cost of operations increased $711.8 million or by 107.2% to $1,376.1 million in 1996 from $664.3 million in 1995. The primary reason for this increase was the inclusion of the cost of operations of the business acquired, licensed, leased and subleased from Caterair for a full year in 1996 versus only three months in 1995. In addition, costs of operations increased $35.4 million in 1996 as compared to 1995 due to the inclusion of operating costs associated with the two kitchens subleased/licensed from Caterair on May 31, 1996. Further, operating costs of the three kitchens acquired from LSG in 1995 increased $25.8 million in 1996 over 1995 primarily as a result of the inclusion of these operations for a full year in 1996 versus only a partial year in 1995.

      Depreciation and Amortization. Depreciation and amortization expenses increased $16.6 million or by 77.9% to $37.9 million in 1996 from $21.3 million in 1995 primarily due to the inclusion for the full year of 1996 of depreciation and amortization expenses for the assets acquired from Caterair versus only three months in 1995. SCIS also incurred approximately $7.2 million of capital expenditures related to the deferred maintenance of the assets acquired from Caterair of which a portion was depreciated in 1996.

      Selling, General and Administrative. Selling, general and administrative expenses increased $20.9 million or by 74.0% to $49.0 million in 1996 from $28.1 million in 1995 primarily as a result of the inclusion of a full year of


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operating expenses associated with the operations acquired, licensed, leased and subleased from Caterair in 1996 versus only three months of 1995.

      Integration Expenses. Integration expenses increased $1.8 million or by 6.3% to $30.4 million for 1996 from $28.6 million in 1995. The increase is primarily due to a full year's expenses recognized in 1996 compared to only three months in 1995. Offsetting the increase was a one-time charge to integration expenses of $17.2 million in 1995 relating to the acceleration of the recognition of rent expense relating to idle kitchens and the write-down of related fixed assets. See "-- General."

      Operating Income. SCIS' operating income increased $39.8 million to $36.6 million in 1996 from a $3.2 million loss in 1995 primarily as a result of the factors discussed above.

      Interest Income. Interest and dividend income increased $5.4 million to $7.9 million in 1996 from $2.5 million in 1995 primarily as a result of interest income on the $37.8 million loan made by SCIS to Caterair in connection with the Combination and higher average investment balances throughout 1996.

      Interest Expense. Interest expense increased $30.7 million to $50.4 million in 1996 from $19.7 million in 1995 primarily as a result of increased debt balances related to the Combination being outstanding for the entire year in 1996 versus only three months in 1995.

      Minority Interest. Minority interest expense increased $1.9 million to $3.0 million in 1996 from $1.1 million in 1995, primarily as a result of the inclusion of a full year of operations held by minority interests acquired from Caterair versus only three months in 1995.

      Other Income (Expense). Other expenses increased $0.7 million to $1.7 million in 1996 from $1.0 million in 1995 primarily as a result of the inclusion of a full year of other expenses associated with the operations acquired, licensed, leased and subleased from Caterair versus only three months in 1995.

      Earnings (Loss) Before Income Taxes. SCIS' loss before income taxes decreased $12.0 million to $10.6 million in 1996 as compared to a loss before income taxes of $22.6 million in 1995 primarily as a result of the factors discussed above.

      Provision (Benefit) for Income Tax. The income tax expense for 1996 was $0.4 million compared to an income tax benefit of $6.5 million in 1995. The increase in income tax expense in 1996 versus 1995 is attributable to increased pre-tax earnings in domestic United States operations and at certain foreign subsidiaries, for which income taxes are payable and the expense has been recorded, offset by losses in other foreign subsidiaries where SCIS has been unable to recognize tax benefits. The majority of the foreign subsidiaries were acquired at September 29, 1995, and therefore, their results are included for three months of 1995 versus a full year in 1996. This limited ability to recognize tax benefits results in a disproportionate increase in consolidated income tax expense relative to the improvement in consolidated pre-tax earnings.

      Net Income (Loss). SCIS' net loss decreased $5.0 million to $11.0 million in 1996 as compared to a net loss of $16.0 million in 1995 primarily as a result of the factors discussed above.

Liquidity and Capital Resources

      On August 28,1997, SCIS and certain subsidiaries and affiliates thereof issued (the "Offering"), $300.0 million principal amount of SCIS' 9 1/4% Senior Subordinated Notes due 2007, Series A (the "Private Notes"), and related guarantees to BT Securities Corporation, J.P. Morgan & Co., Credit Suisse First Boston, Goldman, Sachs & Co., Smith Barney, Inc. and Bankers Trust International PLC (the "Initial Purchasers"), pursuant to a Purchase Agreement, dated August 22, 1997, between SCIS, the Guarantors (as defined) and the Initial Purchasers, in a transaction exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), in reliance upon Rule 144A and Regulation S promulgated by the Securities and Exchange Commission thereunder. On February 4, 1998,


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as required pursuant to a Registration Rights Agreement entered into by SCIS in connection with the Offering, SCIS consummated an exchange offer (the "Exchange Offer") pursuant to which $297.8 million of SCIS' 9 1/4% Senior Subordinated Notes due 2007, Series B (the "Exchange Notes" and together with the Private Notes, the "Notes"), which Exchange Notes have substantially identical terms as the Private Notes, are guaranteed on a joint and several basis by the Guarantors, and were registered under the Securities Act, were exchanged for a like principal amount of Private Notes. Such Exchange Offer was made solely by means of a prospectus.

      The registration statement (Registration No. 333-37475) relating to the Exchange Offer (and $300.0 million principal amount of Exchange Notes and the related guarantees of the Guarantors) became effective under the Securities Act, on December 19, 1997. The Exchange Offer commenced on December 31, 1997 and was consummated at 5:00 p.m. on February 4, 1998. No underwriter was involved in the Exchange Offer. From the effective date of the registration statement through December 31, 1997, approximately $200,000 of expenses were incurred by SCIS and the Guarantors in connection with the issuance and distribution of the Exchange Notes (and the related guarantees). No such expenses were paid, directly or indirectly, to directors or officers of SCIS or any Additional Registrant or any of their respective associates, or to any person owning 10% or more of any class of equity securities of SCIS or any Additional Registrant. No underwriting discounts or commissions, finders fees or other expenses were paid to underwriters in connection with the Exchange Offer.

      The net proceeds to SCIS from the Offering, after the deduction of discounts and offering expenses, were approximately $289.9 million. The aggregate offering price to investors of the Private Notes was $299.6 million and the aggregate Initial Purchasers' discount was approximately $8.4 million. SCIS used $209.4 million of the net proceeds to repay and retire all of its outstanding term loan indebtedness under the Credit Agreement, dated as of September 29, 1995, among SCIS, Caterair, Caterair Holdings, OFSI and the lenders named therein (the "Old Credit Agreement"). The indebtedness of SCIS under the Old Credit Agreement which was repaid had maturities ranging from September 15, 1997 to September 15, 2003, and accrued interest at fluctuating rates (an average weighted rate of 8.7% at August 21, 1997).

      Interest on the Notes will be payable semi-annually on March 1 and September 1 of each year commencing March 1, 1998, at the rate of 9 1/4% per annum. The Notes will be redeemable, in whole or in part, at the option of SCIS, at any time on or after September 1, 2002, at prices ranging from 104.635% (during the 12-month period beginning September 1, 2002) to 100% (on or after September 1, 2006) of the outstanding principal amount thereof, together with accrued interest, if any, to the date of redemption. In addition, on or prior to September 1, 2000, SCIS may redeem in the aggregate up to $105 million in principal amount of the Notes with the net cash proceeds of certain public equity offerings by SCIS or OFSI at a redemption price of 109.25% of the principal amount of such Notes, plus accrued interest, if any, to the date of redemption; provided that at least $195 million in principal amount of the Notes remains outstanding immediately after any such redemption. The Notes are jointly and severally guaranteed by Caterair, Sky Chefs, CII and the other Additional Registrants (collectively, the "Guarantors").

      On August 25, 1997, SCIS commenced a tender offer for all of its $125.0 million principal amount of 13% Senior Subordinated Notes due 2005 (the "Old Notes"). In connection therewith, SCIS offered to purchase all of the Old Notes at a price equal to 117% of the principal amount thereof plus accrued and unpaid interest to the date of purchase and solicited consents to certain amendments (the "Old Indenture Amendments") to the Indenture relating to the Old Notes from the holders thereof (collectively, the "Offer to Purchase"). Holders of Old Notes who consented to the Old Indenture Amendments received a payment equal to 2% of the principal amount of the Old Notes for which a consent was delivered. Holders of Old Notes were not permitted to tender their Old Notes without consenting to the Old Indenture Amendments or to consent to the Old Indenture Amendments without tendering their Old Notes.

      The Offer to Purchase expired on September 24, 1997. All of the Old Notes were tendered by the holders thereof and accepted for payment by SCIS in connection with the Offer to Purchase. SCIS paid $148.8 million (excluding $7.9 million of accrued interest) in the aggregate in consideration of the repurchase of the Old Notes and the related consents. SCIS used approximately $80.5 million of the net proceeds from the Offering and $68.3 million of borrowings under the Term Loan Agreement to fund such payments.


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      In connection with the Offering, SCIS, certain other parties and certain lenders entered into the senior secured Revolving Credit Agreement, and Caterair, SCIS, certain other parties and certain lenders entered into the senior secured Term Loan Agreement, (the Term Loan Agreement and the Revolving Credit Agreement, are collectively referred to as the "Senior Bank Financing").

      Concurrently with the Offering, Caterair, repaid and retired all of its outstanding indebtedness under the Old Credit Agreement (approximately $155.9 million) with borrowings under the Term Loan Agreement (the "Caterair Refinancing").

      Pursuant to the Senior Bank Financing, Bankers Trust Company, Morgan Guaranty Trust Company of New York and certain other lenders provided (i) SCIS with loans under the Revolving Credit Agreement in an amount up to $90.0 million (including a sub-limit of $50.0 million for letters of credit) on a revolving credit basis for working capital and general corporate purposes of SCIS, Caterair and their respective subsidiaries (such Revolving Credit Agreement expires on August 28, 2002), (ii) Caterair with a loan under the Term Loan Agreement in an aggregate principal amount of $160.0 million for purposes of refinancing Caterair's indebtedness under the Old Credit Agreement and funding the payment of related transaction costs (such loan has a final maturity in 2007) and (iii) SCIS with a term loan under the Term Loan Agreement in an aggregate principal amount of $90.0 million for purposes of financing, in part, the Offer to Purchase the Old Notes, funding payment of related transaction costs and general corporate purposes (such loan has a final maturity in 2007).

      All of the indebtedness under the Revolving Credit Agreement and the Term Loan Agreement is senior secured indebtedness. The Revolving Credit Agreement does not require scheduled amortization or scheduled commitment reductions. The Term Loan Agreement does require scheduled amortization payments. Each of the Revolving Credit Agreement and the Term Loan Agreement, under certain circumstances, requires SCIS or Caterair, as the case may be, to make mandatory prepayments and commitment reductions. In addition, each of SCIS and Caterair may make optional prepayments and commitment reductions pursuant to the terms of the Revolving Credit Agreement and the Term Loan Agreement, as the case may be.

      Obligations of SCIS under the Senior Bank Financing are jointly and severally guaranteed by OFSI (on a limited basis), an affiliate of OFSI (on a limited basis), Caterair, Sky Chefs, CII and certain other domestic subsidiaries of SCIS and obligations of Caterair under the Senior Bank Financing are jointly and severally guaranteed by OFSI (on a limited basis), an affiliate of OFSI (on a limited basis), SCIS, Sky Chefs, CII and certain domestic subsidiaries of SCIS. In addition, obligations under the Senior Bank Financing are secured by
(i) first priority security interests in virtually all tangible and intangible assets of SCIS, Caterair, and their respective wholly-owned domestic subsidiaries and (ii) pledges of all capital stock of SCIS and Caterair and all capital stock and notes owned by SCIS, Caterair and their respective domestic subsidiaries (limited in the case of capital stock of foreign subsidiaries to 65% of such capital stock).

      Each of the loans under the Senior Bank Financing bear interest at specified margins over the applicable eurodollar rate or base rate.

      Effective, September 12, 1997, SCIS entered into an interest swap agreement to reduce interest rate exposure on its long-term debt. The agreement covers a notional amount of $89.8 million at December 31, 1997 and has a stated maturity of September 15, 2002.

      SCIS' principal sources of liquidity are expected to be cash flow from operations and amounts available under the Revolving Credit Agreement. It is anticipated that SCIS' principal uses of liquidity will be to provide working capital, to finance capital expenditures, to meet debt service requirements, to fund non-recurring costs associated with the Combination and to pay for acquired businesses. In addition, SCIS expects to use approximately $11.6 million in the second quarter of 1998 and approximately $13.5 million in the first quarter of 1999 to fund management bonuses approved in the fourth quarter of 1997 by SCIS' board of directors. There can be no assurance that these bonuses will be paid or as to the amounts thereof.


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      As a result of the Combination, the Offering, and the Senior Bank
Financing, SCIS is highly leveraged. At December 31, 1997, the aggregate amount of outstanding indebtedness of SCIS (including borrowings and guarantees under the Senior Bank Financing, but excluding $22.0 million of letters of credit) was approximately $586.1 million. As of December 31, 1997, approximately $22.0 million of letters of credit, issued primarily to insurance carriers providing worker's compensation coverage and related to surety bonds and leases, was outstanding under the Revolving Credit Agreement. During 1998 SCIS expects to make approximately $62.5 million in capital expenditures, which are more significant than in prior periods. This increase in capital expenditures will primarily relate to the expansion, improvement and maintenance of SCIS' kitchens, particularly those located at international gateway airports, and the upgrade of SCIS' information systems.

      The Revolving Credit Agreement, which is the most restrictive of SCIS' indebtedness agreements, the Indenture relating to the Notes as well as the Term Loan Agreement contain a number of covenants that, among other thing, restrict the ability of SCIS and Caterair to dispose of assets, incur additional indebtedness, guarantee obligations, repay indebtedness or amend debt instruments, pay dividends, create liens on assets, make investments, make acquisitions, engage in mergers or consolidations, make capital expenditures, and otherwise restrict certain corporate activities. The Senior Bank Financing also contains provisions which limit Sky Chefs', CII's and the other Guarantors' (excluding Caterair) ability to make distributions to SCIS other than in the form of cash dividends and, under certain circumstances, capital stock. SCIS does not expect that such provisions will have a material impact on the ability of SCIS to meet its cash obligations. In addition, the Revolving Credit Agreement requires compliance with specified financial tests based on the combined financial position of SCIS and Caterair. Certain other agreements of SCIS and the Guarantors require SCIS and/or the Guarantors to maintain certain financial ratios and satisfy certain financial tests. Management believes SCIS and the Guarantors are currently in compliance with all material covenants and restrictions contained in all material agreements to which SCIS and/or a Guarantor is a party.

      Based upon current levels of operations, SCIS believes that cash flow from operations, together with available borrowings under the Revolving Credit Agreement, will be adequate to meet anticipated requirements for working capital, capital expenditures, debt service requirements, Combination-related costs and to pay for acquired businesses. There can be no assurance, however, that SCIS will continue to generate cash flow at or above current levels or SCIS will be able to meet its anticipated needs for working capital, capital expenditures, debt service, Combination-related costs or funding to pay for acquired businesses.

      SCIS expects to use approximately $3.3 million in connection with the implementation of a new management stock plan. There can be no assurance that the management stock plan will be implemented.

      Net cash provided by operating activities for 1997 declined to $18.4 million from $35.6 million in 1996, primarily as a result of lower than usual levels of accounts payable and accrued expenses at December 31, 1995. Net cash used in investing activities increased to $69.4 million during 1997 from $31.4 million during 1996, primarily as a result of acquisitions of businesses during the twelve months ended December 31, 1997. Net cash provided by (used in) financing activities increased to $30.9 million during 1997 from ($10.4) million during 1996, primarily as a result of the Senior Bank Financing.

      In connection with the Combination, LSG was granted the option to acquire a 50% interest in the catering business acquired by the Company from Caterair in Europe for a price to be negotiated on a basis to be consistent with the valuation of the entire Caterair business implicit in the Combination. This option has expired. However, LSG and The Company are engaged in discussions with a view to reaching agreement for the sale by the Company to LSG of 50% of the Company's European catering business for a price estimated to be $50 million. There can be no assurance that such sale will occur or if it does occur as to the timing, price or other terms thereof.

       On March 6, 1998, Sky Chefs entered into a non-binding letter of intent with a third party pursuant to which Sky Chefs agreed to purchase the airline catering operations conducted by such third party. The consummation of such acquisition is subject to the completion of legal, business and financial due diligence, receipt of any necessary government and other third party approvals, and the negotiation and execution by the parties of a mutually acceptable definitive acquisition agreement. Sky Chefs currently expects to fund the purchase price for such operations through additional borrowings. There is no assurance that such acquisition (or related borrowings) will be consummated and, if consummated, as to the terms and conditions upon which such transaction (or related borrowings) will be effected.

Seasonality

      During 1997, the Company recognized 23.4%, 24.9%, 26.4% and 25.3% of its revenues and 18.1%, 41.0%, 64.6% and (23.7)% of its operating income during the first, second, third and fourth quarter, respectively.

      During 1996, the Company recognized 22.6%, 24.5%, 27.5% and 25.4% of its revenues and (10.1)%, 10.5%, 66.9% and 32.7% of its operating income during the first, second, third and fourth quarter, respectively.

Impact of Inflation


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      SCIS' food, labor and other operating costs are affected by a number of factors beyond SCIS' control, including inflation. SCIS generally is able to recover increases in food costs due to inflation from its customers. However, it may not be able to recover similar increases in labor or other operating costs from such customers.

      SCIS operates in a number of countries that experience high rates of inflation. SCIS generally has been successful in mitigating the adverse effects of such inflation through measures such as indexing contractual price rates to inflation and providing for payments in local currencies. There can be no assurance that SCIS will not be adversely affected when it seeks to exchange funds in local currencies of countries with high rates of inflation into United States currency.

Recent Accounting Standards

      During June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 130 ("SFAS 130"), "Reporting Comprehensive Income," effective for financial statements for fiscal years beginning after December 15, 1997. SFAS 130 mandates that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company will adopt SFAS 130 beginning January 1, 1998.

      Also during June 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 131 "Disclosures About Segments of an Enterprise and Related Information," effective for financial statements for fiscal years beginning after December 15, 1997. Preliminary analysis of this new standard by the Company indicates that the standard will not have a material impact on the Company's financial statements.

      In February 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 132 ("SFAS 132"), "Employers' Disclosures About Pensions and Other Postretirement Benefits," effective for financial statements for fiscal years beginning after December 15, 1997. This statement significantly changes current financial statement disclosure requirements for pensions and other postretirement benefits. The Company will adopt SFAS 132 effective January 1, 1998.

Year 2000 Issue

      The "Year 2000" issue concerns the potential exposures related to the automated generation of business and financial misinformation resulting from the application of computer programs which have been written using two digits, rather than four, to define the applicable year of business transactions. The Company has established a team to complete an awareness program and assessment project to address the Year 2000 issue. Such assessment has been completed with respect to the Company's corporate systems, and the Company has determined that it will be required to modify or replace portions of such computer programs so that its computer systems will properly utilize dates beyond December 31, 1999. In certain instances, the Company had existing plans to replace or upgrade such computer programs for corporate purposes not related to the Year 2000 issue. The Company expects to achieve Year 2000 compliance with respect to its corporate systems by December 1998. The Company presently believes that the total cost to become Year 2000 compliant with respect to its corporate systems will be between $2.5 million and $3.0 million (excluding between $0.5 million and $0.8 million relating to computer system upgrades not directly related to Year 2000 compliance issues). With respect to non-corporate systems located at the Company's domestic and international kitchens, an assessment of Year 2000 compliance has not yet been completed; the Company anticipates that such assessment will be completed no later than April, 1998.

      The Company presently believes that with modifications to existing software and conversions to new software, the Year 2000 issue can be mitigated, and the Company does not anticipate any material costs, problems or uncertainties associated with becoming Year 2000 compliant. However, until the Company's assessment of Year 2000 compliance with respect to software at its domestic and international kitchens has been completed, there can be no assurance that significant efforts or expenditures will not be required to ensure Year 2000 compliance. Further, there can be no assurance that the systems of other companies on which the Company may rely will be timely converted or that the failure to convert by another company would not have an adverse effect on the Company. Failure of the Company to adequately address the Year 2000 issue; could materially and adversely affect the Company's business operations, however, the Company does not anticipate such result.


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